This artist's billionaire celeb collectors

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Nick Fairley, Masterworks <nfairley@investors.masterworks.com>
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Hello Sam,

Mark Bradford is famous for his monumental layered paintings, like the one we have that's nearly sold out... But he could be just as famous for the (famous) company he keeps:



Source: Los Angeles Magazine, SCVNews, Masterworks Illustration

These aren't your average celebrities. Those are some of the biggest (and wealthiest) names in the entire *world*.

George Lucas (left) has an estimated net worth of $4.9 billion, while Jay-Z and Beyonce (top right) clock in at an estimated $2.6 billion! (Makes Leonardo DiCaprio's $300M look like small potatoes in comparison!)

Just last year, Brad Pitt donated one of his Bradford paintings to the MoCA in LA.

Even if they are not all personal collectors of the artist's work (although many are!), Bradford is able to use these connections for more than just selling his multi-million dollar artwork. He runs a nonprofit called Art + Practice that supports between 85-100 youth in South LA that provides safe, stable housing to young adults in need.

Our offering from him once belonged to the legendary collector Gerald Fineberg. It's at 99% progress, so invest here, or view the offering circular below.

99% PROGRESS

Thanks,

Nick Fairley

—

Investment Adviser
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281